Exhibit 99.2

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Yitschak Barabi with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on November 21, 2019 at 4 p.m. Israel time, and at any adjournment thereof, upon:

(Continued and to be signed on the reverse side)

PROXY CARD FOR ANNUAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

NOVEMBER 21, 2019

Please sign, date and mail
 your proxy card in the
 envelope provided as soon
 as possible.

Please detach along perforated line and mail in the envelope provided.

PLEASE SIGN, DATE, AND RETURN PROMPTLY IN ENCLOSED ENVELOPE. PLEASE MARK
YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE.  ☒

1.	A) Re-elect Mr. Zwi Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law, 5759-1999 (the "Companies Law").

FOR ☐	AGAINST ☐	ABSTAIN ☐

B) Re-elect Mr. Joseph Williger as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

C) Re-elect Mr. Gil Hochboim as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

D) Re-elect Mr. Victor Bar as a Director of the Company, to hold office subject to the Company’s Articles of Association and the Israeli Companies Law.

FOR ☐	AGAINST ☐	ABSTAIN ☐

2.	To appoint BDO Ziv Haft as the Company's new independent accounting firm for the year ending December 31, 2019 and for the period until the next Annual General Meeting of the Company's shareholders.

FOR ☐	AGAINST ☐	ABSTAIN ☐

To change the address on your account, please check the box as right and indicate your new address in the address space above. Please note that changes to the registered name(s) in the account may not be submitted via this method.  ☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

Date: ______________________________________

Signature: __________________________________

 Signature: __________________________________

Note; Please sign exactly as your name or names appear in this Proxy.  When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.